Exhibit 12.1

INTEL CORPORATION

STATEMENT SETTING FORTH THE COMPUTATION

OF RATIOS OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratios)

	Six Months Ended
	June 30, 2012	July 2, 2011

Earnings[1]	$7,831	$8,470
Adjustments:
Add - Fixed charges	180	121
Subtract - Capitalized interest	(109)	(83)

Earnings and fixed charges (net of capitalized interest)	$7,902	$8,508

Fixed charges:
Interest[2]	$52	$6
Capitalized interest	109	83
Estimated interest component of rental expense	19	32

Total	$180	$121

Ratio of earnings before taxes and fixed charges, to fixed charges	44x	70x

1 After adjustments required by Item 503(d) of Regulation S-K.

2 Interest within provision for taxes on the consolidated condensed statements of income is not included.